Exhibit 99.1

Pharvaris Reports First Quarter 2026 Financial Results and Provides Business Update

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Topline data from CHAPTER-3, a pivotal Phase 3 study of deucrictibant XR for the prophylaxis of HAE attacks, expected in 3Q2026
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Timeline for submission of NDA of deucrictibant IR for the on-demand treatment of HAE attacks remains on-track in 1H2026
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Enrollment ongoing in CREAATE, a pivotal study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks
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Cash and cash equivalents of €247 million as of March 31, 2026; subsequent closing of $132 million underwritten offering extends cash runway into 2028

ZUG, Switzerland, May 12, 2026 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated diseases such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today announced financial results for the first quarter ended in March 31, 2026, and provided a business update.

“In 2026, Pharvaris remains focused on execution across our late-stage programs, including reporting CHAPTER-3 data in the third quarter and enrolling in CREAATE, and on establishing our commercial infrastructure in preparation for the potential launch of deucrictibant IR,” said Berndt Modig, Chief Executive Officer of Pharvaris. “The growing published scientific evidence of deucrictibant’s potential as an end-to-end portfolio solution for bradykinin-mediated angioedema care supports our clinical, regulatory, and commercial strategies. Supported by the upsized and oversubscribed raise of approximately $132 million, our team is maintaining a disciplined approach to capital allocation that prioritizes the success of deucrictibant.”

Recent Business Updated

Development Pipeline

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Topline data from CHAPTER-3 (NCT06669754) anticipated 3Q2026. CHAPTER-3 is a randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release (XR) tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. Approximately 81 participants were enrolled and randomized in a 2:1 ratio to receive deucrictibant XR (40 mg), which is the intended commercial formulation, or placebo, once daily for 24 weeks. Pharvaris anticipates announcing topline data from CHAPTER-3 in the third quarter of 2026.
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Enrollment in CHAPTER-4 (NCT06679881) progressing as planned. CHAPTER-4 is a long-term, open-label extension study of orally administered deucrictibant XR for the prophylactic treatment of HAE attacks. The goal of the study is to evaluate the long-term safety and effectiveness of deucrictibant XR in the prophylactic treatment of HAE attacks.
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Submission of New Drug Application (NDA) of deucrictibant immediate release (IR) capsule for the on-demand treatment of HAE attacks remains on-track for 1H2026. Data from the pivotal, randomized, placebo-controlled Phase 3 study, RAPIDe-3, and the long-term extension study, RAPIDe-2, will serve as the basis for the NDA of deucrictibant IR, which is on-track for submission to the U.S. Food and Drug Administration (FDA) in the first half of 2026.
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Enrollment in CREAATE (NCT07266805) progressing as planned. CREAATE is a global, pivotal Phase 3 study evaluating orally administered deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks.
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Recent data publications and presentations report evidence on the potential for combined use of bradykinin B2 receptor antagonism for both prophylactic and on-demand treatment of HAE attacks. Evidence supporting the use of deucrictibant IR as an on-demand treatment in the event of a breakthrough attack in combination with deucrictibant XR as a prophylactic treatment were recently presented at the CIIC Spring 2026 Conference. Results from the Phase 2 randomized, placebo-controlled clinical studies CHAPTER-1 and RAPIDe-1 provided evidence of bradykinin B2 receptor antagonism as both prophylactic and on-demand treatment options, respectively, for those living with HAE, supporting further development of deucrictibant for both indications in Phase 3 studies, and were also recently published back-to-back in The Lancet Heamatology.

Corporate

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Closing of $132 million underwritten offering extends cash runway. The proceeds from the offering of $132.3 million of shares will be used to fund research and development expenses for Pharvaris’ late-stage clinical programs, the expansion of a sales and marketing team in the U.S., and related commercialization expenses, as well as for working capital and general corporate purposes. Pharvaris remains diligent in its operational management and expects to have a cash runway into 2028.

Upcoming Investor Events

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BofA Securities Health Care Conference 2026. Las Vegas, NV, May 12-14, 2026.
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Format: Fireside Chat
Date, time: Wednesday, May 13, 8:40 a.m. PDT (11:40 a.m. EDT)
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2026 RBC Capital Markets Global Healthcare Conference. New York, NY, May 19-20, 2026.
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Format: Fireside Chat
Date, time: Wednesday, May 20, 11:00 a.m. EDT

Financials

First Quarter 2026 Financial Results

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Liquidity Position. Cash and cash equivalents were €247 million as of March 31, 2026, compared to €292 million for December 31, 2025.
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Research and Development (R&D) Expenses. R&D expenses were €30.2 million for the quarter ended March 31, 2026, compared to €30.9 million for the quarter ended March 31, 2025.
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General and Administrative (G&A) Expenses. G&A expenses were €14.1 million for the quarter ended March 31, 2026, compared to €11.3 million for the quarter ended March 31, 2025.
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Loss for the year. Loss for the first quarter was €39.2 million, resulting in basic and diluted loss per share of €0.60 for the quarter ended March 31, 2026, compared to €46.3 million, or basic and diluted loss per share of €0.85, for the quarter ended March 31, 2025.

Note on International Financial Reporting Standards (IFRS)
Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Deucrictibant
Deucrictibant is a novel, potent, orally bioavailable small-molecule bradykinin B2 receptor antagonist currently in clinical development. Deucrictibant is being investigated for its potential to prevent the occurrence of bradykinin-mediated angioedema attacks and to treat the manifestations of attacks if/when they occur by inhibiting bradykinin signaling through the bradykinin B2 receptor. Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy as prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment. Deucrictibant has been granted orphan drug designation for the treatment of bradykinin-mediated angioedema by the U.S. Food and Drug Administration, the European Commission, and Swissmedic.

About Pharvaris
Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs in bradykinin-mediated conditions, including all types of bradykinin-mediated angioedema. Pharvaris’ aspiration is to offer therapies with injectable-like efficacy™, a well-tolerated profile, and the convenience of oral administration to prevent and treat bradykinin-mediated angioedema attacks. By delivering on this aspiration, Pharvaris aims to provide a new standard of care in bradykinin-mediated angioedema. Pharvaris is preparing marketing authorization applications for deucrictibant immediate-release capsule as an on-demand treatment of HAE attacks, and a global pivotal Phase 3 study of deucrictibant extended-release tablet for the prevention of HAE attacks (CHAPTER-3) is ongoing with topline data anticipated in the third quarter of 2026. In addition, CREAATE is an ongoing Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks. For more information, visit https://pharvaris.com/.

Forward Looking Statements
This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “hope,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, RAPIDe-3, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials, such as CHAPTER-3, and CREAATE; the timing and outcome of regulatory approvals, including the timing and outcome of our planned submission of an NDA with the FDA in the first half of 2026 for the on-demand treatment of acute attacks of HAE; risks arising from epidemic diseases, which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market conditions; disruptions at the FDA and other agencies; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; changes in regulations and customs, tariffs and trade barriers; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller
Vice President, Head of Corporate and Investor Communications
maggie.beller@pharvaris.com